SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of April, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A

CORPORATE TAXPAYERS ENROLLMENT No. 33.700.394/0001-40

PUBLICLY-HELD COMPANY

EXTRAORDINARY AND ORDINARY GENERAL MEETINGS

CALL NOTICE

The shareholders of UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. are invited to assemble in Extraordinary General Meetings, to be held on April 30,2004, at 9 a.m., 9h30 a.m. and 9h45 a.m., and in Ordinary General Meeting, to be held on April 30, 2004, at 10h00 a.m., at UNIBANCO Building, at Av. Eusébio Matoso, 891, ground floor, in the City of São Paulo, State of São Paulo, in order to decide upon the following agenda:

I – EXTRAORDINARY GENERAL MEETING TO BE HELD AT 9H00 A.M.:

Proposal of the Board of Directors for amendment of the By-laws as set forth below:

a) Amendment of Article 4th of the By-laws, in order to reflect the capitalization of Statutory Reserves in the amount of R$1.309.398.185,56, increasing the share capital from R$3.690.601.814,44 to R$5.000.000.000,00, without issuance of new shares;

b) Suppression of Article 5th-A of the By-laws, once the term for exercising the faculty set forth therein, regarding the conversion of common shares of the Company into preferred shares, expired on August 29, 2003;

c) Amendment of Chapter IV of the By-laws in order to reflect the new management structure of the Company;

d) Amendment of Paragraph 2nd of Article 28 of the By-laws, in order to allow the Company to be solely represented by one of the members of the Board of Officers or by an attorney with specific powers in acts related to the Company’s participation in auction processes, as well as the representation of the Company (a) in General Meetings of companies in which the Company holds equity participation; and (b) before public bodies, provided that no assumption of responsibilities or obligations by the Company is implied;

e) Inclusion of Paragraph 7th to Article 36 of the By-laws, in order to allow the Company to declare interim dividends based on balance sheets issued in periods shorter than a semester.

f) Creation of a new statutory body in the Company, to be denominated Audit Committee (“Comitê de Auditoria”);

g) Inclusion of a new Chapter V in the By-laws, designated “Audit Committee” ("Do Comitê de Auditoria"), in order to set forth the number of members of such Committee, appointment, dismissal and remuneration criteria, term of mandate and the respective attributions; and

h) Adjustment, as consequence of the provisions of item “g” above, of the items of Article 16, and of Section III of Chapter IV of the By-laws, as well as of all other related provisions of the By-laws.

i) Consolidation of the By-laws.

II – EXTRAORDINARY GENERAL MEETING TO BE HELD AT 9H30 A.M.:

Proposal of the Board of Directors for:

a) Analyses and approval of the Protocol of Justification and Merger (“Protocol”) regarding the merger of the Company’s subsidiary, Unibanco Representações e Participações Ltda. (“Unipart”), into the Company, executed on the present date between the Company, Unibanco Negócios Imobiliários Ltda. and Unipart;

b) Ratification of the appointment of PricewaterHouseCoopers for the evaluation of Unipart’s assets;

c) Approval of the Appraisal Report (“Report”); and

d) Merger of Unipart into the Company, in accordance with the provisions of the Protocol and of the Report.

III – EXTRAORDINARY GENERAL MEETING TO BE HELD AT 9H45 A.M.:

Proposal of the Board of Directors for analysis and approval of the reverse split of the Company’s common and preferred shares, including Units (share deposit certificates representing, each one, one preferred share of the Company and one Class “B” preferred share of Unibanco Holdings), in the ratio of 100 shares to 1 share, maintained the same types, and ensuring to the shareholders who hold less than 100 shares, by type, the possibility to inform the Company, within 30 days from the publication of the notice to the shareholders, their interest in remaining in the Company.

IV - ORDINARY GENERAL MEETING TO BE HELD AT 10H00 A.M.:

a) Reading, discussion and voting of the Management’s Report, Financial Statements and Independent Auditors’ Report, related to the fiscal year ended on 31.12.2003;

b) Destination of the net profit of the fiscal year;

c) Appointment of the members of the Board of Directors and of the Audit Committee;

d) Establishment of the remuneration of the members of the Board of Directors, of the Board of Officers and of the Audit Committee;

e) Approval of the capital budget which justifies the retention of profits by the Company, pursuant to the Proposal of the Board of Directors; and

f) Other matters of the Company’s interest.

São Paulo, April 14, 2004.
The Board of Directors

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

PROPOSAL OF THE BOARD OF DIRECTORS

Dear Shareholders:

The Board of the Directors of Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”), whereas:

(i) During the last years, Unibanco has been carrying out a full restructuring in order to consolidate the activities exercised by its controlled companies, through the decrease of the number of the conglomerate’s companies;

(ii) Such restructuring seeks to organize rationally Unibanco’s existence in Brazil and abroad, in order to decrease costs, carry out efficient corporate and accounting controls, centralize businesses and transactions in the main vehicles of performance, and consequently, engendering synergy, scale economics and a better remuneration of the resources allocated or invested in such corporate interest;

(iii) Unibanco Representação e Participações Ltda. ("UNIPART"), pursuant to its articles of association, has as its corporate objective the commercial representation and the corporate interest in other companies, commercial or civil, in the capacity of partner, shareholder or quotaholder, in Brazil or abroad. In this sense, UNIPART currently concentrates the largest part of the corporate interest in companies through which UNIBANCO operates non financial activities;

(iv) Moreover, UNIBANCO holds 99,99% of UNIPART’s quotas;

(v) Unibanco Negócios Imobiliários Ltda. ("UNIBANCO NEGÓCIOS"), the minority quotaholder of UNIPART, undertakes, as set forth in the Protocol of Justification and Merger of UNIPART by UNIBANCO, to transfer to UNIBANCO, on the merger’s consummation date, the totality of the quotas held in the capital stock of UNIPART, due to what UNIBANCO will be the sole quotaholder of UNIPART by the time of the merger;

(vi) In accordance with the studies and projects elaborated by UNIBANCO and UNIPART, it was demonstrated that the management, financial and commercial concentration of the companies’ activities would produce the maximization and the rationalization of its assets, structure and transactions;

(vii) UNIBANCO already develops the activities carried out by UNIPART;

(viii) It is Unibanco’s interest to consolidate the activities of holding interest in the companies controlled by UNIPART;

(ix) Such consolidation of activities engenders benefits to the involved companies and its shareholders, through the adoption of a cheaper legal form, causing the decrease of operational and management costs;

(x) The advantages above described may be obtained through the merger of UNIPART by UNIBANCO, by the transfer of the assets and liabilities of UNIPART to Unibanco’s assets, with the consequent dissolution of UNIPART;

SUBMITS TO YOUR APPROVAL THE FOLLOWING PROPOSALS

1. Analysis and approval of the Protocol of Justification and Merger (“Protocol”) executed on April 14, 2004, between UNIBANCO, UNIBANCO NEGÓCIOS and UNIPART, in which the conditions of the merger of UNIPART by UNIBANCO are set forth.

2. Ratification of the appointment of PricewaterHouseCoopers, as set forth in the Protocol, in order to evaluate UNIPART’s assets.

3. Full approval of the Valuation Report (“Report”).

4. Merger of UNIPART into UNIBANCO’s assets, in accordance with the provisions set forth in the Protocol and the Report, as follows:

4.1. UNIBANCO will be, at the time of the merger, the sole quotaholder of UNIPART, and, therefore, the merger will be carried out without capital increase, and consequently, without the creation of new quotas of UNIBANCO. The investment held by UNIBANCO in UNIPART will be excluded in return to its assets, with the consequent register of UNIPART’s assets and liabilities in UNIBANCO’s accounting, through the simple substitution of accounting expressions.

4.2. As a result of the set forth above, it will not be established the reimbursement value of the quotas to which the dissenting shareholders would have right, considering that, at the time of the merger, UNIBANCO will be the sole holder of the totality of the quotas which compose the capital stock of UNIPART. Considering that the present merger refers mainly to the mergers of assets, in accordance with the terms under Article 137, of Law 6.404/76, no right to withdraw shall be given to the dissenting shareholders of UNIBANCO.

4.3. Considering that the activities carried out by UNIPART are already mentioned in the corporate objective of UNIBANCO, it will not be required to amend UNIBANCO’s corporate objective in order to include such activities.

This is the proposal that we wished to submit to your approval.
April 14, 2004.

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

PROPOSAL OF THE BOARD OF DIRECTORS

Dear Shareholders:

The Board of Directors of Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”), whereas:

(xi) Unibanco and Unibanco Holdings S.A. (“Unibanco Holdings”), seeking the best interest of its shareholders, have carried out several projects, in order to increase the liquidity of its securities;

(xii) The general guideline of the Stock Exchange of São Paulo and of the related classes’ associations suggests to the publicly-held companies to carry out reverse split of its shares, as an alternative to reach the aimed liquidity;

(xiii) The reverse split, besides being favorable to the shares’ liquidity, contributes to decrease operational costs and to improve the control and the relationship with the shareholders of the Company;

(xiv) The laws in force require that the controller shareholder of the Company ensures to the shareholders who hold fractions of shares the faculty of remaining in the Company, holding, at least, one new capital unity, provided that the referred shareholders inform the Company of such intention;

SUBMITS TO YOUR APPROVAL THE FOLLOWING PROPOSALS

1. Analysis and approval of the reverse split of the Company’s common and preferred shares, including Units, share deposit certificates representing, each one, one preferred share of the Company and one Class “B” preferred share of Unibanco Holdings, in the terms set forth below:

1.1. Reverse split of common and preferred shares issued by the Company, in the ratio of 100 shares to 1 share, maintained the same types;

1.2. After the homologation by the Central Bank of Brazil be obtained, it shall be published notice to the shareholders, informing the conditions of the reverse split. Aware of such conditions, the shareholders may, at their sole discretion, adjust their respective shares;

1.3. To the shareholders who hold less than 100 shares, by type, it will be ensured, within 30 days from the publication of the notice to the shareholders, the possibility to remain in the Company. In this sense, the shareholders shall attend to any branch of Unibanco in order to inform their intention to remain in the Company, by purchasing the necessary number of shares to complete 100 shares, in order to maintain one new capital unity after the reverse split;

1.4. The sale of shares to the shareholder who holds less than 100 shares, by type, and has attended to any branch of Unibanco, as set forth above, will be carried out, outside the Stock Exchange, by the controller shareholder of Unibanco and Unibanco Holdings, i.e., by E. Johnston Representação e Participações S.A. ("Controller");

1.5. The sale price of the shares will be released in the notice to the shareholders and will be set forth based on the average price of the respective security, obtained in the stock exchanges where they are negotiated, in Brazil and abroad, and calculated within the 20 (twenty) days before the publication date of the aforementioned notice to the shareholders;

1.6. The sale price, equivalent to the necessary number of shares to complete 100 shares, shall be paid by the respective shareholder in the moment that such shareholder attend to any branch of Unibanco;

1.7. After expired the term set forth in item 1.3, the Controller will carry out the sale of shares, in a way to complete the necessary number of shares in order to allow each shareholder who attends to any branch of Unibanco to become holder of 100 shares;

1.8. After the sale of shares, the reverse split of the shares will be carried out and the remaining shares’ fraction will be split, combined in full lots and sold in auction in the Stock Exchange of São Paulo;

1.9. The respective amounts arisen from the shares’ sale in auction will be available to the shareholders, as set forth in the notice to the shareholders;

2. The implementation of the reverse split of UNIBANCO’s shares is subjected to the implementation of the reverse split of UNIBANCO HOLDINGS’ shares.

3. UNIBANCO, in its capacity of depositary of Units and in accordance with Article 11, item “d”, sub-item II of its By-laws, will take all required measures in Brazil and abroad in order to adjust the number of Units to the reverse split;

4. The Global Depositary Receipts (GDRs) negotiated abroad will represent, each one, 5 (five) Units, instead of 500, and UNIBANCO shall take all required measures abroad in view of the reverse split of shares carried out in Brazil;

5. After the reverse split describe herein, in order to reflect the new number of shares, the “caput” and the 1st paragraph of subsequent general meeting, which shall be homologated by the Central Bank of Brazil as well.

This is the proposal that we wished to submit to your approval. April 14, 2004. (authorized signatures) [Directors]. This document is a true copy of the original transcribed into the respective Company’s book.

April 14, 2004.

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

PROPOSAL OF THE BOARD OF DIRECTORS

Dear Shareholders,

The Board of Directors of Unibanco - União de Bancos Brasileiros S.A. ("Unibanco"), whereas:

a) Both Unibanco and Unibanco Holdings S.A. are public-held companies that have securities negotiated in Brazil and abroad, and, therefore, are subject to the applicable Brazilian and foreign laws and regulations;

b) Under the terms of the Brazilian regulations in effect, Unibanco fits under the profile of a financial institution that must create an audit committee;

c) As allowed by the regulations in effect, the financial conglomerates may create a single audit committee, through their lead institution;

d) Amongst the American laws and regulations, Unibanco is subject to the "Sarbanes-Oxley Act", which rules the establishment of the audit committee on the public-held companies with securities listed on the NYSE until July 31st, 2005;

The Board of Directors PROPOSES to the Shareholders, pursuant to its attributions set forth by the Company's By-laws:

1) The creation of a new statutory body, to be called "Audit Committee", under the terms of the laws and regulations in effect;

2) The inclusion, in Unibanco's By-laws, of a new chapter V, with the title of "Audit Committee", in accordance with the proposal below, in order to establish the number of members of such Committee, the appointment, dismissal and compensation criteria, the term of office and the respective duties;

“CHAPTER V - AUDIT COMMITTEE

Article 34:- The Audit Committee shall have a minimum of 3 (three) and a maximum of 5 (five) members, elected by the Shareholders Meeting for a maximum of a 5 (five) year term.

First Paragraph:- The Audit Committee shall have one Chairman chosen by the Board of Directors.

Second Paragraph:- At least one member of the Audit Committee must have accounting or related financial management expertise, that qualifies him as an audit committee financial expert.

Third Paragraph:- The members of the Audit Committee may be Directors.

Fourth Paragraph:- This Audit Committee shall be a single committee for the entire Unibanco's Conglomerate, as set forth in law.

Article 35:- For holding the position of member of the Audit Committee, the basic requirements for holding such position shall be observed, as well as the legal bars applicable.

Sole Paragraph:- The duties of the member of the Audit Committee may not be delegated.

Article 36:- The Shareholders Meeting shall establish the global compensation for the Audit Committee, and the compensation for each of the members of the Audit Committee shall be established in accordance with the provisions of item “f” of Article 16.

First Paragraph:- The member of the Audit Committee is not allowed to receive any other kind of compensation from the Conglomerate's companies or from its affiliated companies, except for those to which he is entitled to as member of the Audit Committee.

Second Paragraph: In case the member of the Audit Committee is also a Director of any of the companies of the Unibanco's conglomerate or of its affiliated companies, he shall choose for which of those positions compensation he wishes to receive.

Article 37:- Except the cases to which the law establishes special procedures, the replacement of the members of the Audit Committee shall be made as follows:

a) in case of temporary replacement, the Chairman of the Audit Committee shall be replaced by the member appointed by him;

b) in case of replacement due to a vacancy, the Chairman and the members shall be replaced by the member appointed by the Board of Directors.

Sole Paragraph:- The replacement appointed shall remain in office until the next Shareholders Meeting, which shall elect a new member to fill the vacant position for the remainder of the term of office of the replaced member.

Article 38:- It is incumbent upon the Committee of Audit:

a) To establish and, whenever deemed necessary, to change its administrative structure and internal rules, and submit it to the approval of UNIBANCO's Board of Directors;

b) To appoint, "ad referendum" of the Board of Directors of each company of UNIBANCO's conglomerate, when applicable, the Company's independent auditor, as well as, if necessary, the replacement of such auditor;

c) To review, previously to its publication, the semiannual financial statements, including the explanatory notes, the management reports and the independent auditor's technical report of each one of the companies of Conglomerate Unibanco;

d) To analyze the effectiveness of the internal and the independent audit;

e) To analyze the compliance, by the management of each of the companies of the Conglomerate Unibanco, when applicable, of the recommendations made by the internal or by the independent auditor;

f) To establish and to disclose procedures to the reception and treatment of information regarding the non compliance with laws and regulations applicable to the Conglomerate Unibanco, in addition to the internal rules and codes, including the ones which sets forth specific procedures for the protection of the provider and of the confidentiality of the information, as well as the procedures for the reception and treatment of information regarding to the accounting reports;

g) To meet ordinarily on a quarterly basis with the Board of Officers, with the independent audit and with the internal audit of each company of Conglomerate Unibanco, in order to verify the compliance with its recommendations or queries, including those regarding the planning of the respective audit works. Such meetings shall be recorded in minutes.

h) To meet with the Audit Board, if in duty, and with the Board of Directors of the companies of Conglomerate Unibanco, by their request, to discuss the policies, practices and procedures identified upon matters within their incumbency;

i) To recommend, to the Board of Officers of the companies of Conglomerate Unibanco, when applicable, corrections or improvements of policies, practices and procedures identified upon matters within their incumbency;

j) Other attributions necessary for the compliance with law and regulation, in addition to those that the Audit Committee itself understands to be relevant to ensure:

(i) the independence of the external auditors;
(ii) the adequacy and effectiveness of the internal controls; or
(iii) the accuracy of the financial statements.

Article 39:- It is incumbent upon the Chairman of the Audit Committee:

I - chair the meetings of the Audit Committee, with authority to appoint any of the members of said Committee to do so in his stead;

II - appoint any of the members of the Audit Committee to replace him in his absences, vacations, leaves or occasional impediments;

III - determine the agenda of the Committee's meetings.

Article 40:- The Audit Committee shall meet ordinarily on a quarterly basis and, extraordinarily, whenever corporate interests so require.

First Paragraph:- The meetings of the Audit Committee may be called by any member of the Audit Committee.

Second Paragraph:- The decisions of the Audit Committee shall be taken by a majority of votes in the presence of at least half of its members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph:- The minutes of the meetings shall be recorded in the appropriate Book of Minutes of Meetings of the Audit Committee.

Article 41:- The members may be dismissed at any time by decision taken by the Shareholders Meetings."

a) Amendment of the items (f), (h), (n) and (u) of Article 16 and Section III of the By-laws to the creation of the Audit Committee, as follows:

"Article 16:- It is incumbent upon the Board of Directors on an exclusive basis to:

...

f) establish the compensation of each of the members of the Board of Directors, the Board of Officers and of the Audit Committee, within the global amount approved by the Shareholders’ Meeting;

...

h) appoint a replacement for the President, for the members of the Board of Officers, the Board of Directors and the Audit Committee, in the cases established on this By-laws;

...

n) appoint and remove the independent auditors, taking in consideration the recommendation of the Audit Committee, under the terms of item (b), Article 38;

...

u) deliberate upon the promotion of the defense, in judicial and administrative actions proposed by third parties against the management of UNIBANCO, the members of the Audit Committee, the members of the Audit Board, if on duty, and employees that legally act by delegation of the management, during or after the term of their respective mandates, arising from the legal acts of management practiced in the exercise of their attributions, being entitled to contract insurance to cover the procedural expenses, attorney's fees and damages awarded due to such claims.

(...)

SECTION III

Provisions Applying to the Board of Directors, to the Board of
Officers and to the Audit Committee

Article 29:- The Shareholders Meeting and the Board of Directors may, respectively, abstain from electing Directors, members of the Audit Committee and the Board of Officers, whenever the lower limits set forth in Article 15 for the Board of Directors and in the applicable law for the Board of Officers have been fulfilled.

Article 30:- Holding a position on the Board of Directors, on the Board of Officers and on the Audit Committee shall not require the placement of bond.

Article 31:- As soon as their election is approved by the Central Bank of Brazil, the members of the Board of Directors, the Board of Officers and the Audit Committee shall be invested in their positions by having their respective terms of office recorded in the Book of Minutes of the Meetings of the Board of Directors, of the Board of Officers and of the Audit Committee, respectively, which terms of office shall also be recorded in the cases of replacement specified in Articles 19, 26 and 37.

Sole Paragraph:- If the term of office is not executed within thirty (30) days of the date of approval by the Central Bank of Brazil, the appointment shall become void, except if a justification is accepted by the administrative body for which the individual was elected.

Article 32:- The members of the Board of Directors, of the Board of Officers and of the Audit Committee shall remain in their positions, after the expiration of their term, until their successors are vested in office.

Article 33:- The Shareholders Meeting shall establish the compensation for the Board of Directors, for the Board of Officers and for the Audit Committee, in accordance with item “f” of Article 16."

3) Renumbering of chapters and Articles of the new By-laws of the Company, considering the inclusion of the new Chapter V - Audit Committee, remaining in full force and effect the other Articles.

This is the proposal that we wished to submit to your approval.

São Paulo, April 14, 2004.

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

PROPOSAL OF THE BOARD OF DIRECTORS

Dear Shareholders:

The Board of Directors of Unibanco - União de Bancos Brasileiros S.A. ("Unibanco") submit to your approval the following proposals:

I - EXCLUSION OF THE POSSIBILITY OF CONVERSION OF COMMON SHARES INTO PREFERRED SHARES:

WHEREAS:

(i) the term for exercising the prerogative set on Article 5th - A of the By-laws, regarding the conversion of common shares into preferred shares of the Company, expired on August 29, 2003;

(ii) accordingly, it makes no more sense to hold this Article at the By-laws,

PROPOSES the exclusion of this Article of the by-laws.

II – CHANGES IN THE MANAGEMENT STRUCTURE

WHEREAS:

(i) the management structure of the Company is passing through relevant changes into its structure of positions and functions;

(ii) with a view to implement them, it will be necessary to amend the By-laws, in order to reflect the new structure, composition and competence of the managing bodies, as well as the relocation of the attributions of the extinguished positions and the attribution of new functions to the positions created;

PROPOSES the amendment of the Chapter IV - Management, as follows:

"CHAPTER IV

Management

Article 14: UNIBANCO shall be managed by the following bodies:

a) the Board of Directors;

b) the Board of Officers.

SECTION I

The Board of Directors

Article 15: The Board of Directors shall have a minimum of four (4) and a maximum of eight (8) Directors, all of them shareholders of UNIBANCO, elected by the Shareholders Meeting for a one (1) year term.

First Paragraph: The Board of Directors shall have one Chairman and one Vice-Chairman, chosen by the Board of Directors, as described in Second Paragraph of Article 18.

Second Paragraph: The age limit for a member of the Board of Directors shall be sixty-five (65) years of age. Such limit may, however, be extended by the Board of Directors.

Article 16: It is incumbent upon the Board of Directors on an exclusive basis to:

a) determine the general directions for the conduct of business and to establish the basic policies and guidelines for UNIBANCO;

b) call Shareholders Meetings;

c) submit to the Shareholders Meetings proposals for:

I - capital increase or reduction;

II - mergers, amalgamations or spin-offs;

III – amendments to the by-laws;

d) decide upon the following matters:

I - partnerships or joint ventures involving UNIBANCO, including participation in shareholders agreements;

II - acquisition, disposal, increase or reduction of its participation in controlled or affiliated companies;

III - acquisition of controlling interests in other companies, in accordance with applicable legal provisions;

IV- investment of resources resulting from tax incentives;

V – results and investment budgets and the respective action plans submitted pursuant to sub-item II of the First Paragraph of Article 23;

e) upon proposal by the Board of Executive Officers:

I - examine and deliberate on the semiannual balance sheets and decide upon the distribution and investment of profits, in accordance with Article 36;

II – decide upon the annual report to shareholders, the Board of Officers’ accounts and the Financial Statements of each fiscal year to be submitted to the Shareholders' Meeting;

f) establish the compensation of each of the members of the Board of Directors and the Board of Officers, within the global amount approved by the Shareholders’ Meeting;

g) establish the bonus of each of the members of the Board of Directors and of the Board of Officers, subject to the provisions of item “c” of the First Paragraph of Article 36;

h) appoint a replacement for the Executive President, of the members of the Board of Officers and the Board of Directors, in the cases established on this By-laws.

i) authorize, whenever it deems necessary, on the cases not established on this By-laws, the representation of UNIBANCO by a sole member of the Board of Officers or by an attorney-in-fact, provided that such resolution specifies the powers granted.

j) elect and remove the members of the Board of Officers as well as to determine their duties and responsibilities in accordance with their respective areas of work;

l) supervise the management by the Board of Executive Officers, examine, at any time, UNIBANCO’s books and documents, request information on agreements executed or about to be executed, as well as about any other acts;

m) supervise and provide guidance to the performance of the Board of Executive Officers;

n) appoint and remove the independent auditors;

o) decide upon the purchase of shares issued by UNIBANCO, subject to the Third Paragraph of Article 4th;

p) decide upon the creation of committees to deal with specific matters within the authority of the Board of Directors and/or of the Board of Officers;

q) decide upon the acts provided for in the First and Second Paragraphs of Article 4th;

r) bring under its authority specific matters of interest to UNIBANCO and decide upon the cases not provided for herein;

s) establish the term and other conditions for the conversion of UNIBANCO's shares into UNITS, as per Article 8 of these by-laws;

t) establish rules for the filing of shareholders agreements, in accordance with the Second Paragraph of Article 13 of these by-laws.

u) deliberate upon the promotion of the defense, at the court and administrative actions proposed by thirds against the manager's persons of UNIBANCO, the members of the Audit Board, if in function, and employees that legally act by delegation of the managers, during or after the term of their respective mandates, brought about the legal acts of management practiced on the exercise of their attributions, being entitled to take out insurance to cover the procedural expenses, attorney's fees and damages awarded due to such claims.

Sole Paragraph: The Board of Directors may assign special functions, on a permanent or transitory basis, to any of its members or to the members of the Board of Officers, under the denomination it deems appropriate, provided that such functions do not conflict with the exclusive duties established herein.

Article 17: It is incumbent upon the Chairman of the Board of Directors to:

a) chair the meetings of the Board of Directors, with authority to appoint any of the members of said Board to do so in his stead;

b) appoint, under the circumstances provided for in sub-item II of Article 19, the replacements for the Vice-Chairman of the Board of Directors;

c) chair the Shareholders Meetings, with authority to appoint any of the members of the Board of Directors or of the Board of Executive Officers to do so in his stead.

Sole Paragraph: It is incumbent upon the Vice-Chairman of the Board of Directors to replace the Chairman in his absences, vacations, leaves, occasional impediments or in the event of a vacancy.

Article 18: The Board of Directors shall meet ordinarily on a quarterly basis and, extraordinarily, whenever corporate interests so require.

First Paragraph: The meetings of the Board of Directors may be called by the Chairman or by the Vice-Chairman, individually, or by any two members of the Board of Directors jointly.

Second Paragraph The decisions of the Board of Directors shall be taken by a majority of votes in the presence of at least half of its elected members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph The minutes of the meetings shall be recorded in the appropriate Book of Minutes of Meetings of the Board of Directors.

Article 19: Except in the cases to which the law establishes special procedures, the replacement of the members of the Board of Directors shall be as follows:

I – the Chairman of the Board of Directors shall be replaced by the Vice-Chairman;

II – the Vice-Chairman shall be replaced by any other Director appointed by the Chairman of the Board of Directors;

III– all other Directors by a replacement appointed by the Board of Directors;

b) if a majority or all positions on the Board of Directors are vacant, a Shareholders Meeting shall be called to hold a new election.

Sole Paragraph - The replacement appointed in accordance with sub-item III of this article shall remain in office until the next Shareholders Meeting, which shall elect a new member to fill the vacant position for the remainder of the term of office of the replaced member.

SECTION II

The Board of Officers

Article 20: The Board of Officers shall comprise a maximum of 150 (one hundred and fifty) members, resident in the Country, shareholders or not, elected by the Board of Directors, with a term of office of 1 (one) year, eligible for reelection, being:

a) 1 (one) President;

b) up to 10 (ten) Executive Vice Presidents and Vice Presidents;

c) up to 139 (one hundred thirty nine) Executive Officers, Officers and Deputy Officers;

First Paragraph: - The President, the Executive Vice Presidents, the Vice Presidents and the Executive Officers shall compose the Board of Executive Officers

Second Paragraph: - The age limit for holding a position in the Board of Officers shall be sixty (60) years of age. The Board of Directors may extend such limit, according to the nature of the relevant area of work.

Third Paragraph: - Until 07.01.2004, the Board Of Officers will have 1 (one) Executive President – Retail Banking Group, and after this date this position shall be extinguished;

Article 21: It is incumbent upon the Board of Executive Officers the management and administration of the company's business. The Board of Executive Officers may carry out all transactions and perform all acts related to UNIBANCO’s objectives, and their responsibilities are:

a) to order the preparation of semiannual balance sheets and propose their approval to the Board of Directors, together with the proposal for the distribution and application of profits, subject to Article 36;

b)to submit to the Board of Directors for approval the Annual Report to the Shareholders and the Financial Statements of each fiscal year, for further presentation to the Shareholders Meeting;

c) to authorize the opening, change of address and closing of branches or facilities, including those abroad;

d) to comply with and ensure compliance with the resolutions of the Shareholders Meeting, of the Board of Directors and with the by-laws;

e) the overseeing, supervision and guidance of the Officers and of the Deputy Officers;

f) to care for the improvement of the members of management, following up on their professional performance and development.

Article 22: It is incumbent upon the President:

I - to guide the management of the social business, supervising the works of the Board of Executive Officers, in order to assure the full implementation and execution of the policies and guidelines set by the Board of Directors;

II - coordinating the activities of the Executive Vice Presidents and the Vice Presidents, and follow-up their respective performance;

III - reaching decisions within his authority;

IV - reaching decisions with urgent character, within the competence of the Board of Executive Directors, "ad referendum" of such Board.

Article 23: It is incumbent upon the Executive Vice-Presidents and upon the Vice-Presidents:

I – the management and supervision of the areas assigned as set forth in item "j" or in the sole paragraph of the Article 16;

II – the supervision and coordination of the performance of the Executive Officers, Officers and Deputy Officers which are under their direct supervision and the following-up of their respective performance;

III - reaching decisions within his authority;

First Paragraph: In accordance with the policies, directives and parameters established by the Board of Directors, it is jointly incumbent upon the President, the Executive Vice-Presidents and the Vice-Presidents, jointly:

I - to approve and change UNIBANCO's administrative structure and internal rules;

II - to submit to the approval of the Board of Directors the results and investment budgets and the respective business plans as well as to implement the decisions taken;

III - to establish operational and administrative limits of authority;

IV - to care for the improvement of the members of management, following up on their professional performance and development.

Second Paragraph The jointly decisions of the President, the Executive Vice-Presidents and the Vice-Presidents shall be taken by a majority of votes in the presence of at least half of its elected members. The President shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Article 24: It is incumbent upon the Executive Officers and to the Officers:

I – the management and supervision of the areas which shall be assigned to them by the Board of Director and/or by the Board of Executive Officers; and

II – the supervision and coordination of the performance of the Officers and Deputy Officers which are under their direct supervision.

Article 25: It is incumbent upon the Deputy Officers the management and supervision of the areas which shall be assigned to them by the Executive Board of Officers or by the Officers.

Article 26: The replacement of the members of the Board of Officers shall be carried out as follows:

a) in the cases of temporary replacement:

I - the replacement of the President shall be appointed by the Board of Directors, as set forth in item “h” of Article 16;

II - the duties of the Executive Vice-Presidents and of the Vice Presidents shall be performed by a replacement appointed, from among the elected Executive Officers, by the President;

III - the duties of the Executive Officers shall be performed by a replacement appointed, from among the elected Officers, by the President jointly with the Executive Vice President or with the Vice President responsible of the supervision of the Executive Officer replaced, depending on the case.

IV - the duties of the Officers and the Deputy Officers shall be performed by a replacement appointed, from among the elected Officers, by Executive Officer responsible of the supervision of the Officer or of the Deputy Officer replaced, as from the case.

b) in cases of replacement due to a vacancy concerning any of the Officers, the replacement shall be appointed by the Board of Directors, as specified in item “h” of Article 16.

Article 27: The meetings of the Board of Officers shall be called and chaired by the President or by any of the Executive Vice-Presidents or the Vice-Presidents, who may jointly appoint to chair it in their stead any member of the Board of Executive Officers.

First Paragraph: The members of the Board of Directors may attend the meetings of the Board of Officers.

Second Paragraph: The decisions of the Board of Executive Officers shall be taken by the majority of votes of the members of the Board of Executive Officers, with the presence of at least half of its members, except with respect to the issues specified in item “c” of Article 21, which may be decided upon with the presence of at least three (3) members. The Chairman of the meeting shall be entitled, in addition to its own vote, to the casting vote in case of a tie.

Article 28: UNIBANCO shall be represented by the members of the Board of Officers as stated in this Article, except as established in item “i” of Article 16.

First Paragraph: The following shall require the joint signatures of two members of the Board of Officers, one of them being necessarily an Executive Officer:

a) acts resulting in the encumbrance or disposal of real property or other assets, the placement of collateral or guarantees, the settlement or waiver of rights, the undertaking of obligations, the execution of agreements, as well as those acts which result in liability for UNIBANCO or release third parties from liabilities towards him;

b) the appointment of attorneys-in-fact, except as provided in item “i” of Article 16.

Second Paragraph: UNIBANCO may be represented severally by any of the members of the Board of Officers, or by an attorney-in-fact with specific powers, in acts related to:

a) receipt of summonses or rendering of personal depositions in court;

b) receipt of subpoenas and delivery of statements out of court.

Third Paragraph: The acts mentioned in item “a” of the First Paragraph of this article may also be performed by any member of the Board of Executive Officers jointly with an attorney-in-fact, or jointly by two attorneys-in-fact, provided that the power of attorney specifies the limits and extension of the powers granted as well as the term for the appointment.

Fourth Paragraph: UNIBANCO may appoint attorneys-in-fact to represent it severally as follows:

a) by executing powers of attorney with an "ad judicia" clause, without term, including the powers to perform acts of resignation, waiver, settlement, receipt and acquittal;

b) in acts specifically determined in the applicable power of attorney, except for those mentioned in item "a" of the First Paragraph of this article; and

c) cases in which the attorney-in-fact is a legal entity.

SECTION III

Provisions Applying to Both the Board of Directors and the Board of Officers

Article 29: The Shareholders Meeting and the Board of Directors may, respectively, abstain from electing Directors and members of the Board of Officers, whenever the lower limits set forth in Article 15 for the Board of Directors and in the applicable law for the Board of Officers have been fulfilled.

Article 30: The holding of a position in the Board of Directors and on the Board of Officers shall not require the placement of bond.

Article 31: As soon as their election is approved by the Central Bank of Brazil, the members of the Board of Directors and the members of the Board of Officers shall be invested in their positions by having their respective terms of office recorded in the Book of Minutes of the Meetings of the Board of Directors and of the Board of Officers, respectively, which terms of office shall also be recorded in the cases of replacement specified in Articles 19 and 26.

Sole Paragraph - If the term of office is not executed within thirty (30) days of the date of approval by the Central Bank of Brazil, the appointment shall become void, except if a justification is accepted by the administrative body for which the individual was elected.

Article 32: The members of the Board of Directors and of the Board of Officers shall remain in their positions, after the expiration of their term, until their successors are vested in office.

Article 33: The Shareholders Meeting shall establish the compensation for the Board of Directors and for the Board of Officers, in accordance with item “f” of Article 16."

PROPOSES, furthermore, that if the proposal above is accepted, to renumerate the following articles and to correct the respective remissions.

III – AMENDMENT OF THE EXECUTING POLICIE

WHEREAS

(i) In order to allow the Company to fulfill its goals, it is necessary that some procedures become more agile;

(ii) the form of representation of the Company is prejudicial to the agility of some of those procedures, since it requires the execution of 2 (two) Officers, one of them being necessarily a member of the Executive Officers Board;

(iii) part of those procedures that demands agility, for do not resulting in the undertaking of obligations for the Company, may be practiced by one Officer, severally,

j) (iv) among those more simple procedures we find in acts related to the Company’s participation in auction processes, as well as the representation of the Company (a) in General Meetings of companies in which the Company holds equity participation; and (b) before public bodies, provided that no assumption of responsibilities or obligations by the Company is implied, on which the Company could be represented by any of the members of the Board or by an attorney in fact with specific powers,

PROPOSES to change the form of representation of the Company with respect to the performance of the acts mentioned above.

If the proposal above is approved, PROPOSES, furthermore, the amendment of the Second Paragraph of the Article 28 of the By-laws, as follows:

“Article 28

Second Paragraph: UNIBANCO may be represented severally by any of the members of the Board of Officers, or by an attorney-in-fact with specific powers, in acts related to:

a) receipt of summonses or rendering of personal depositions in court;

b) receipt of subpoenas and delivery of statements out of court;

c)UNIBANCO's participation in auction processes;

d) UNIBANCO'S representation in Shareholders Meetings of Companies in which UNIBANCO holds share participation; and

e) UNIBANCO's representation before public bodies, provided that no assumption of responsibilities or obligations by the Company is implied.”

IV - CAPITALIZATION

PROPOSES, furthermore, the capitalization of R$ 1.309.398.185,56 (one billion, three hundred nine millions, three hundred ninety eight million, one hundred eighty five reais and fifty six cents) from the statutory reserves, being R$ 250.000.000,00 (two hundred fifty million reais) from the Currency Exchange Risk Reserve and R$ 1.059.398.185,56 (one billion, fifty nine million, three hundred ninety eight thousand, one hundred eighty five reais and fifty six cents) from the reserve designed to ensure that UNIBANCO has adequate operating margins. Proposes, furthermore, that such capitalization be made without the issuance of new shares, as set forth at the Paragraph First of Article 169 of the Brazilian Corporate Law no.6.404/76 ("Lei de Sociedades por Ações").

In case the proposal above is approved, PROPOSES the following wording for the caput of Article 4th of the By-laws:

"Article 4: The capital stock of UNIBANCO is R$ 5,000,000,000.00 (five billion reais) divided into 140,885,833,318 (one hundred and forty billion, eight hundred and eighty-five million, eight hundred and thirty-three thousand, three hundred and eighteen) registered shares, with no par value, of which 75,565,816,851 (seventy-five billion, five hundred and sixty-five million, eight hundred and sixteen thousand, eight hundred and fifty-one) are common shares and 65,320,016,467 (sixty-five billion, three hundred twenty million, sixteen thousand, four hundred and sixty-seven ) are preferred shares."

V - INTERIM DIVIDENDS

WHEREAS it is in the Company's best interest and, consequently, in benefit of its shareholders, that there is a possibility of declaring interim dividends on a shorter basis than the presently established, that which is semiannual,

PROPOSES that the declaration of interim dividends on a shorter term than the semiannual basis be allowed.

In case the proposal above is approved, further PROPOSES to add Paragraph Seven to Article 36 of the By-laws, with the following wording, and renumbering the present Paragraph Seven to Paragraph Eight:

"Paragraph Seven:- The company may further declare, by decision of the Board of Directors, pursuant to item "e" of Article 16 of the By-laws, to prepare extraordinary balance sheets and distribute dividends in shorter terms, as part of the annual dividend, provided that the total amount of dividends distributed at each semester of the financial year does not exceed the amount of the Capital Reserves."

VI – CONSOLIDATION OF THE BY-LAWS

WHEREAS, if approved, the proposals above will cause a relevant change on the By-laws of the Company,

PROPOSES that the By-laws be consolidated.

This is the proposal that we wished to submit to your approval.

São Paulo, April 14, 2004.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

STATE ENROLLMENT No. 35.300.102.771

CORPORATE TAXPAYERS ENROLLMENT No. 33.700.394/0001-40

PUBLICLY-HELD COMPANY

SUMMARY MINUTE OF THE BOARD OF DIRECTORS’ MEETING OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON APRIL 14, 2004.

VENUE AND TIME:	Av. Eusébio Matoso, 891, in the City of São Paulo, State of São Paulo, at 11 p.m.

CHAIRMAN:	Pedro Moreira Salles

QUORUM:	The majority of the appointed members

DELIBERATIONS UNANIMOUSLY TAKEN:

1. Approved the call notice for Extraordinary and Ordinary General Meetings, to be held on April 30, in order to approve the following matters, which were object of the Proposal of the Board of Directors attached hereto:

I – EXTRAORDINARY GENERAL MEETING TO BE HELD AT 9H00 A.M.:

Proposal of the Board of Directors for amendment of the By-laws as set forth below:

a) Amendment of Article 4th of the By-laws, in order to reflect the capitalization of Statutory Reserves in the amount of R$1,309,398,185.56, increasing the share capital from R$3,690,601,814.44 to R$5,000,000,000.00, without issuance of new shares;

b) Suppression of Article 5th-A of the By-laws, once the term for exercising the faculty set forth therein, regarding the conversion of common shares of the Company into preferred shares, expired on August 29, 2003;

c) Amendment of Chapter IV of the By-laws in order to reflect the new management structure of the Company;

d) Amendment of Paragraph 2nd of Article 28 of the By-laws, in order to allow the Company to be solely represented by one of the members of the Board of Officers or by an attorney with specific powers in acts related to the Company’s participation in auction processes, as well as the representation of the Company (a) in General Meetings of companies in which the Company holds equity participation; and (b) before public bodies, provided that no assumption of responsibilities or obligations by the Company is implied;

e) Inclusion of Paragraph 7th to Article 36 of the By-laws, in order to allow the Company to declare interim dividends based on balance sheets issued in periods shorter than a semester.

f) Creation of a new statutory body in the Company, to be denominated Audit Committee (“Comitê de Auditoria”);

g) Inclusion of a new Chapter V in the By-laws, designated “Audit Committee” ("Do Comitê de Auditoria"), in order to set forth the number of members of such Committee, appointment, dismissal and remuneration criteria, term of mandate and the respective attributions;

h) Adjustment, as consequence of the provisions of item “g” above, of the items of Article 16, and of Section III of Chapter IV of the By-laws, as well as of all other related provisions of the By-laws; and

i) Consolidation of the By-laws.

II – EXTRAORDINARY GENERAL MEETING TO BE HELD AT 9H30 A.M.:

Proposal of the Board of Directors for:

a) Analyses and approval of the Protocol and Justification of Merger (“Protocol”) regarding the merger of the Company’s subsidiary, Unibanco Representações e Participações Ltda. (“Unipart”), into the Company, executed on the present date between the Company, Unibanco Negócios Imobiliários Ltda. and Unipart;

b) Ratification of the appointment of PricewaterHouseCoopers for the evaluation of Unipart’s assets;

c) Approval of the Appraisal Report (“Report”); and

d) Merger of Unipart into Company’s net worth, in accordance with the provisions of the Protocol and of the Report.

III – EXTRAORDINARY GENERAL MEETING TO BE HELD AT 9H45 A.M.:

Proposal of the Board of Directors for analysis and approval of the reverse split of the Company’s common and preferred shares, including Units (share deposit certificates representing, each one, one preferred share of the Company and one Class “B” preferred share of Unibanco Holdings), in the ratio of 100 shares to 1 share, maintained the same types, and ensuring to the shareholders who hold less than 100 shares, by type, the possibility to inform the Company, within 30 days from the publication of the notice to the shareholders, their interest in remaining in the Company.

IV - ORDINARY GENERAL MEETING TO BE HELD AT 10H00 A.M.:

a) Reading, discussion and voting of the Management’s Report, Financial Statements and Independent Auditors’ Report, related to the fiscal year ended on 31.12.2003;

b) Destination of the net profit of the fiscal year;

c) Appointment of the members of the Board of Directors and of the Audit Committee;

d) Establishment of the remuneration of the members of the Board of Directors, of the Board of Officers and of the Audit Committee;

e) Approval of the capital budget which justifies the retention of profits by the Company, pursuant to the Proposal of the Board of Directors; and

f) Other matters of the Company’s interest.

2. Approved, pursuant to item "n" of Article 16 of the By-laws, the hiring of PricewaterhouseCoopers Independent Auditors, in substitution of Deloitte Touche Tohmatsu Independent Auditors, in order to:

i) render professional services of due diligence of the Financial Statements of the Company, of some controlled companies and of managed funds, as from the fiscal year of 2004, with due regard to the provision set forth in the 2nd paragraph of Article 9th of Resolution no. 3081, enacted on May 29, 2003 by the National Monetary Council;

ii) issue reports related to the evaluation of intern controls and the accomplishment of the applicable rules;

iii) issue reports regarding the accomplishment with the criteria set forth in Resolution no. 2682, enacted on December 21, 1999 by the National Monetary Council; and

iv) prepare and issue any other letters or required documents in order to comply with the rules of the Central Bank of Brazil, the Brazilian Securities Exchange Commission (“Comissão de Valores Mobiliários”), the U. S. Securities and Exchange Commission – S.E.C. and the remaining regulatory entities of which are subjected the Company and its controlled companies.

3. At last, the fees paid to Deloitte Touche Tohmatsu Independent Auditors in view of the services of due diligence provided to the Company and its controlled during the last fiscal year, in the amount of R$ 2.500.000,00 are hereby ratified, and it is approved the payment of fees to PricewaterhouseCoopers Independent Auditors in view of the services to be provided to the Company and its controlled during the present fiscal year, up to the maximum amount of R$ 3.500.000,00.

São Paulo, April 14, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 23, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.